MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14049076

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SEC Mail Processing Section
MAR 05 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lara, May & Associates, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 Leesburg Pike, Suite 120 East
(No. and Street)

Falls Church	VA	22043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer L. Szaro 703-827-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 3/21

OATH OR AFFIRMATION

I, Jennifer L. Szaro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lara, May & Associates, LLC as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer
Title

WENDY A. S. PAYNE NOTARY PUBLIC MY COMMISSION NUMBER 7202850 COMMONWEALTH OF VIRGINIA

Subscribed and sworn to before me this 28 day of February, 2014

Notary Public #7202850

Commission expires

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Loss
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent Auditors' Report on Internal Control

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

CPAs/ Business Advisors

Independent Auditors' Report

Member
Lara, May & Associates, LLC
(a Limited Liability Company)
Falls Church, Virginia

We have audited the accompanying financial statements of Lara, May & Associates, LLC (a Limited Liability Company) (the Company), which comprise the statement of financial condition as of December 31, 2013, the related statements of loss, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Member
Lara, May & Associates, LLC
(a Limited Liability Company)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, May & Associates, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements of Lara, May & Associates, LLC as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I through IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I through IV is fairly stated in all material respects in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 28, 2014

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2013

ASSETS

Cash	$ 1,420,568
Receivable from clearing broker-dealer	88,486
Commissions receivable	165,592
Deposit with clearing broker-dealer	25,003
Prepaid expenses and other assets	98,367
Property and equipment, less accumulated depreciation	74,321
Intangible assets, less accumulated amortization	1,341,957
	$ 3,214,294

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 275,563
Capital lease obligation	24,763
Deferred rent	14,128
	314,454
Commitments (Note 2)	
Member's equity	2,899,840
	$ 3,214,294

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2013

Revenues:	
Asset advisory fees	$ 3,847,149
Commissions:	
Trading activities	1,675,095
Insurance	423,238
Interest and dividends	2,200
Other	32,816
	5,980,498
Expenses:	
Employee compensation and benefits	935,190
Commissions and clearance fees	2,158,318
Management fee, related party	856,643
Occupancy	270,256
Amortization of intangible assets	1,473,546
Depreciation	60,185
Other operating expenses	559,403
	6,313,541
Net loss	$ (333,043)

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance, beginning of year	$ 4,315,749
Net loss	(333,043)
Distribution of equity	(1,082,866)
Balance, end of year	$ 2,899,840

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net loss	$ (333,043)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	60,185
Amortization	1,473,546
(Increase) decrease in operating assets:	
Decrease in prepaid expenses and other assets	7,899
Increase in receivable from clearing broker-dealer	(17,942)
Decrease in commissions receivable	62,969
Increase (decrease) in operating liabilities:	
Decrease in accounts payable and accrued expenses	(44,689)
Decrease in deferred rent	(28,718)
Net cash provided by operating activities	1,180,207
Cash flows from investing activities:	
Acquisition of customer list	(50,000)
Purchase of property and equipment	(1,075)
Cash used in investing activities	(51,075)
Cash flows from financing activities:	
Capital lease payments	(5,182)
Distribution of equity	(1,082,866)
Cash used in financing activities	(1,088,048)
Net increase in cash	41,084
Cash, beginning of year	1,379,484
Cash, end of year	$ 1,420,568
Supplemental disclosures:	
Cash paid during the year for interest	$ 470
Noncash investing and financing activities:	
Capital lease for equipment	$ 25,870
Elimination of negative goodwill and reduction of intangible assets	$ 498,358

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Organization and description of business:

Lara, May & Associates, LLC (formerly Lara, Shull & May, LLC) (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

Regulatory environment:

As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisors Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2013. At December 31, 2013, the Company had cash on deposit totaling $1,119,722 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2013, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2013.

1. Organization and summary of significant accounting policies (continued):

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract and trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. During 2013, the Company revised the useful life of the management contract from 20 to 7 years. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2013.

Investment advisory fees:

The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the period during which the Company is required to provide services.

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

1. Organization and summary of significant accounting policies (continued):

Commissions and other fees:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

Advertising:

Advertising and direct marketing costs are expensed as incurred and totaled approximately $127,000 for the year ended December 31, 2013.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitments:

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2013, Focus allocated $45,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of loss based on their natural classification.

2. Related party transactions and commitments (continued):

The Company maintains a management agreement with a party related through common ownership. The management agreement expires September 30, 2014 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $856,643 for the year ended December 31, 2013.

The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through March 31, 2022. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2013 totaled $34,800 and $213,139 to the related party and to the unrelated party, respectively.

At December 31, 2013, future minimum rentals under non-cancelable operating leases are as follows:

Year ending December 31,	Related party	Unrelated party	Total
2014	$ 36,912	$ 238,720	$ 275,632
2015	38,388	243,613	282,001
2016	39,924	250,313	290,237
2017	20,352	257,196	277,548
2018		264,269	264,269
Thereafter		909,369	909,369
	$ 135,576	$ 2,163,480	$ 2,299,056

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $1,116,901, which was $1,095,937 in excess of its required net capital of $20,964. The Company's ratio of aggregate indebtedness to net capital was .282 to 1 at December 31, 2013.

3. Regulatory requirements (continued):

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2013, property and equipment consists of the following:

Software licenses	$ 41,860
Furniture and equipment	212,263
Leasehold improvements	126,469
	380,592
Less accumulated depreciation	306,271
	$ 74,321

5. Intangible assets and negative goodwill:

Under a Contribution and Purchase Agreement (the Agreement), dated October 1, 2007, entered into by and between Focus and the seller, the seller was entitled to receive contingent sales price consideration, as defined in the Agreement, payable in cash and the issuance of additional common units in Focus based on earnings, as defined in the Agreement, during the period from October 1, 2007 through September 30, 2010 (the First Earn-Out Payment) and from October 1, 2010 through September 30, 2013 (the Second Earn-Out Payment). In accordance with accounting guidance applicable to this business acquisition, the Company recognized negative goodwill since the business acquisition involved contingent consideration that might result in the recognition of additional cost of the acquired net assets when the contingency is resolved. At September 30, 2010, no amount was due to the seller under the First Earn-Out Payment provision. At September 30, 2013, no amount was due to the seller under the Second Earn-Out Payment provision. Consequently, negative goodwill was allocated as a pro rata reduction of the amounts assigned to the acquired assets in accordance with applicable accounting guidance. As a result, negative goodwill was reduced to $0 and intangible assets were reduced proportionately based upon net book values as of September 30, 2013.

5. Intangible assets and negative goodwill (continued):

During the year ended December 31, 2013, intangible assets consisted of the following:

	Gross carrying amount January 1, 2013	Negative goodwill reduction	Additions	Gross carrying amount December 31, 2013	Accumulated amortization
Customer lists	$ 4,862,653	$ (390,197)	$ 50,000	$ 4,522,456	$ 3,317,175
Management contract	1,200,000	(58,332)		1,141,668	1,141,668
Trademarks	270,000	(49,829)		220,171	83,495
Total intangible assets	$ 6,332,653	$ (498,358)	$ 50,000	$ 5,884,295	$ 4,542,338
Negative goodwill	$ 498,358	$ (498,358)	$ -	$ -	

Estimated amortization expense for the years ending December 31, 2014 through 2018 is as follows:

Year ending December 31,	Amount
2014	$ 466,000
2015	282,000
2016	282,000
2017	214,000
2018	10,000

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

Net capital:	
Total member's equity and total qualified for net capital	$ 2,899,840
Deductions and/or charges:	
Non-allowable assets:	
Receivable from clearing broker-dealer	41,872
Commissions receivable, after reclassification of $60,830 of cash balances	226,422
Prepaid expenses and other assets	98,367
Property and equipment, net	74,321
Intangible assets, net	1,341,957
Total deductions and/or charges	1,782,939
Net capital	1,116,901
Aggregate indebtedness:	
Accounts payable and accrued expenses	275,563
Capital lease obligation	24,763
Deferred rent	14,128
Total aggregate indebtedness	$ 314,454
Minimum net capital required (greater of $5,000 or 6.66% of aggregate indebtedness)	$ 20,964
Net capital in excess of minimum requirement	$ 1,095,937
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 1,085,456
Ratio, aggregate indebtedness to net capital	.282 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as amended on February 25, 2014, as of December 31, 2013.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE III

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Lara, May & Associates, LLC is exempt from the reserve requirements of Rule 15c3-3(k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LGCD
CPAs/ Business Advisors

Independent Auditors' Report on Internal Control

Member
Lara, May & Associates, LLC
(a Limited Liability Company)
Falls Church, Virginia

In planning and performing our audit of the financial statements of Lara, May & Associates, LLC (a Limited Liability Company) (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Independent Auditors' Report on Internal Control (Continued)

Member
Lara, May & Associates, LLC
(a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2014.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Member
Lara, May & Associates, LLC
(a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
February 28, 2014